UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-Held Company
CORPORATE TAXPAYERS’ ID. (CNPJ) 02.429.144/0001 -93
COMPANY REGISTRY NO. (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 124th BOARD OF DIRECTORS’ MEETING
HELD ON JULY 30, 2008

1. DATE, TIME AND PLACE: On July 30, 2008, at 2:00 p.m., at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, city and state of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”) and the Company’s Board of Executive Officers attended the meeting. The Board member Otávio Carneiro de Rezende sent his vote by writing and his presence was recorded in the attendance register pursuant to Paragraph 7 of Article 18 of the Bylaws, and the attendance of Mr. Helio Campagnucio, the alternate member for Mrs. Cecília Mendes Garcez Siqueira.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. AGENDA AND RESOLUTIONS TAKEN:

Since all the attending members were aware of the agenda, the reading of it was waived and it was resolved that the minutes of this meeting would be drawn up in the summary format, with members given the right to voice their opinions and dissent, which will be filed at the Company’s headquarters, and its publication was approved in the excerpt format, with omission of the Board members’ signatures.

After the preliminary clarifications, the Chairman informed the attending members that the votes of Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1, 5.11 (ii), 6.1 and 7.1 of the Shareholders’ Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After examining the items on the Agenda, the members discussed the following matters and the resolutions were taken, by unanimous vote:

(i) Acknowledged the Work Plans of the Advisory Committees and the Work Commissions of the Board of Directors in July. The Related Parties Committee analyzed the proposal for partnership with Banco do Brasil S.A., related-party of shareholder 521 Participações S.A., to provide services to companies of the CPFL Group, in accordance with usual market practices;

(ii) Acknowledged the Chief Executive Officer’s report on the highlights of the Company’s businesses and industry indicators;

1 de 2

CPFL ENERGIA S.A.
Publicly-Held Company
CORPORATE TAXPAYERS’ ID. (CNPJ) 02.429.144/0001 -93
COMPANY REGISTRY NO. (NIRE) 353.001.861 -33

(iii) Approved the minutes of the 123rd Board of Directors’ Meeting held on June 25, 2008;

(iv) Approved, pursuant to paragraph “o” of Article 18 of the Bylaws and in compliance with the Executive Board’s Resolution no. 2008050, the establishment of partnerships with Banco do Brasil S.A. (“Banco do Brasil”) and Banco Bradesco S.A. (“Bradesco”) for providing services to the CPFL Group companies, and recommended favorable vote for the approval of this item by the management of the subsidiaries RGE, CPFL Piratininga, CPFL Serviços, CPFL Mococa, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Santa Cruz, CPFL Brasil, CPFL Geração, CPFL Sul Centrais and CPFL Paulista.

The prior analysis of this matter by the Related-Parties Committee, as mentioned in item “i” of these minutes, the abstention of Mr. Milton Luciano dos Santos, Vice President of Retail and Distribution of Banco do Brasil, and the voting of alternate member Helio Campagnucio on his behalf, were also recorded;

(v) Recommended to the management of the subsidiaries CPFL Geração and Makelele, the favorable vote (v.i) to amendments to the Bylaws and opening of a branch at Makelele, (v.ii) their participation in the consortium for generating electrical energy through biomass, and (v.iii) to authorize the Executive Board to take all necessary measures to obtain the loans under the terms of the Executive Board Resolutions no. 2008004 and 2008005;

(vi) Recommended to the management of the subsidiaries CPFL BRASIL, CPFL PAULISTA, CPFL PIRATININGA and CPFL SUL CENTRAIS, favorable vote of approval for the Opening and Closing of Branches (Executive Board Resolution no. 2008047, 2008099, 2008064, 2008013); and

(vii) Acknowledged the due diligence carried out to analyze the corporate restructuring of Chapecoense Geração S.A.

6. CLOSURE: There being no further business to transact, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all the attending Board Members and by the Secretary.

I certify that this is a free English translation of the original instrument drawn up in the Company’s records.
Gisélia Silva Secretary

2 de 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.